February 6, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND COURIER

Susan Block

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Ref.: Azul S.A.

        Draft Registration Statement on Form F-1

        CIK No. 0001432364

Dear Ms. Block:

By letter dated February 1, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain comments to the Draft Registration Statement on Form F-1 confidentially submitted on January 17, 2017 (the “Registration Statement”) by Azul S.A. (the “Company” or “Azul”). We are writing to respond on behalf of the Company to the comments of the Staff and indicate changes that have been made in the Registration Statement as a result of those comments. All page numbers below refer to the revised registration statement that is being filed today (the “Revised Registration Statement”). We have included three copies of the marked version of the Revised Registration Statement with this letter, as well as one unmarked copy thereof.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Summary Financial and Operating Data, page 12

1.	We note from your response to prior comment one that you want to continue presenting adjusted EBITDAR because, among other reasons, it eliminates the effects of variability in capital structure across airlines, it serves as a proxy for showing the impact of the forthcoming IFRS 16, and it is used by certain industry analysts to measure and evaluate airlines.

With regard to eliminating the effects of variability in capital structure across airlines, we do not believe non-GAAP measures should be used to remove differences in companies’ results.

With regard to EBITDAR serving as a proxy for the new lease standard, we note that EBITDAR excludes all costs for owned and leased assets and presents your results as if you had no such costs, while results reported under IFRS 16 will include all costs for owned and leased assets. In this respect, it appears EBITDAR will differ significantly from results reported upon adoption of IFRS 16.

Under IFRS 16, the majority of lease payments will be classified as depreciation expense, an operating item. However, depreciation will be a cash expense as it pertains to leased assets. Therefore, the majority of expense that will be recognized for leases under IFRS 16 will be normal, recurring, cash, and operating even though classified as depreciation.

Finally, with regard to use for measuring and evaluating airlines, we do not object to the presentation of EBITDAR solely as a valuation metric, with added disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring, cash operating expense. Please revise accordingly.

Response to Staff Comment #1:

The Company acknowledges the Staff’s comment and has revised the disclosure of Adjusted EBITDAR throughout the Revised Registration Statement in order to present this measure solely as a valuation metric and to add disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance.

Net Cash Provided by Financing Activities, page 92

2.	We note your response and revised disclosure in response to our prior comment 2 and that you expect the waivers to be extended. Please continue to update this disclosure with the next amendment, as the December 2016 date has passed.

Response to Staff Comment #2:

The Company acknowledges the Staff’s comment and has revised the paragraph containing this disclosure as follows:

“As of December 31, 2016 and December 31, 2015, we were in compliance with the covenants under our material financing instruments, except for noncompliance related to: (1) items (iii)(A) and (iii)(B); and (2) items (iv). However, we successfully obtained waivers for all such financing instruments until December 2017.”

Enforceability of Civil Liabilities, page 230

3.	We note your response to our prior comment 3 and your revised disclosure, and reissue the comment, in part. It appears from your response and disclosure that the shares you have applied to have listed on the Level 2 segment of BM&FBOVESPA will be subject to resolution of dispute, in accordance with your bylaws. Please clarify, if true, that for the ADSs listed on the NYSE, investors could bring claims under the US Securities Laws or advise.

Response to Staff Comment #3:

The Company acknowledges the Staff’s comment and has revised the fifth paragraph of the “Enforceability of Civil Liabilities” section of the Revised Registration Statement as follows:

“Furthermore, to become a Level 2 segment of BM&FBOVESPA company, we have adhered exclusively to the Market Arbitration Chamber of the BM&FBOVESPA for resolution of disputes between us and our investors relating to or derived from the enforceability, validity, applicability, interpretation, breach and its effects, of the provisions of the Brazilian corporate law, the Company’s bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of the BM&FBOVESPA. Therefore, any disputes among our shareholders and holders of ADSs, and disputes between us and our shareholders and holders of ADSs, will be submitted to the Market Arbitration Chamber of the BM&FBOVESPA. As a result, a court in the United States could require that a claim brought by a holder of ADSs predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the U.S. securities laws in the U.S. courts. However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.”

Interim consolidated statement of operations, page F-7

4.	We note your response to prior comment 4. Please revise to clarify that the amount being reported in “result from related party transactions, net” relates to the total provision for the obligations under the onerous leases, and that the monthly lease payments and sublease receipts are recorded in operating revenue and expenses.

Response to Staff Comment #4:

The Company acknowledges the Staff’s comment and has revised Note 11e of the audited consolidated financial statements as follows:

“In March 2016, the Company subleased fifteen aircraft to its related party TAP. For these subleases, the Company recognized in the consolidated statement of operations for the year ended December 31, 2016 (i) R$76,953 in “Other revenue”, representing the amount received from TAP, and (ii) R$93,390 in “Aircraft and other rents”, representing the amount of the rental payments that the Company paid to lessors according to the related lease agreements.

In addition, seven of the fifteen leases had been executed at a time when the market rates for regional aircraft were higher than when the related seven subleases were executed. As a result, although the Company believes that the rates in these seven subleases represented approximate market rates at the time of their execution, the Company will receive from TAP an amount lower than the amount that the Company has to pay under the related leases. This difference considering the total term of sublease contracts discounted to its net present value was R$126,006 and recorded as a provision for the obligations under onerous leases, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, representing the amount of the future unavoidable costs under the leases. Such amount was recorded in the “result from related party transaction, net” line item in the statement of operations as of December 31 2016, because it represents the loss realized between a related party and the Company.”

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We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7527.

Very truly yours,

/s/ Stuart K. Fleishmann

Stuart K. Fleischmann

cc: John Rodgerson – Chief Financial Officer, Azul S.A.

      Joanna Portella – General Counsel, Azul S.A.

      Julio Braga Pinto – Ernst & Young Auditores Independentes S.S.

      Mark Foreman – Ernst & Young LLP

      J. Mathias von Bernuth – Skadden Arps, Slate, Meagher & Flom LLP

      Filipe B. Areno – Skadden Arps, Slate, Meagher & Flom LLP